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EXHIBIT 99.2

         HudBay Minerals Inc.

Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the Three and Six Months
Ended June 30, 2006

August 10, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to "HudBay" or the "Company", refer to HudBay Minerals Inc. and its subsidiaries.

        This Management's Discussion and Analysis ("MD&A") dated August 10, 2006 should be read in conjunction with the Company's consolidated financial statements for the three and six months ended June 30, 2006, and related notes which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Additional information regarding the Company, including its Annual Information Form for 2005, is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

OUR BUSINESS

        HudBay Minerals Inc. is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. The Company also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state.

2

KEY FINANCIAL AND PRODUCTION RESULTS

		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
		($000s except per share amounts and cash cost of zinc)
Financial Highlights
Revenue		261,727	158,188	65%	469,690	309,713	52%
Earnings		152,836	8,691	1,659%	228,822	17,872	1,180%
Operating cash flow[1]		98,328	32,851	199%	176,302	57,659	206%
Earnings per common share:[2]
Basic		1.71	0.11	1,455%	2.62	0.22	1,091%
Diluted		1.30	0.11	1,082%	2.03	0.22	823%
Operating cash flow per common share:[1]
Basic		1.10	0.40	175%	2.02	0.72	181%
Diluted		0.84	0.40	110%	1.56	0.72	117%
Cash cost per pound of zinc sold[3]		(0.95)	0.09	(1,156%)	(0.34)	0.15	(287%)
Operating Highlights
Production[6]
Copper	tonnes	17,066	21,060	(19%)	40,752	41,757	(2%)
Zinc	tonnes	26,654	29,188	(9%)	56,560	58,392	(3%)
Gold	troy oz.	18,825	27,540	(32%)	45,336	53,314	(15%)
Silver	troy oz.	265,192	338,998	(22%)	655,422	677,293	(3%)
Metal Sold[4]
Copper	tonnes	17,218	20,210	(15%)	36,150	40,592	(11%)
Zinc, incl sales to Zochem	tonnes	19,774	28,465	(31%)	49,946	55,562	(10%)
Gold	troy oz.	25,062	26,520	(5%)	39,908	51,917	(23%)
Silver	troy oz.	354,024	322,231	10%	586,480	653,875	(10%)
Financial Condition		($000s)
Cash and cash equivalents		113,440	123,967	(8%)
Working capital		336,860	190,670	77%
Cash (less debt)[5]		28,578	(118,832)	124%
Total assets		929,323	695,427	34%
Shareholders' equity		555,408	189,914	192%

Operating cash flow of $84,354 excluding $13,974 of changes in non-cash working capital. Operating cash flow per common share is considered a non-GAAP measure.

As of August 9, 2006, there were 123,983,995 common shares of the Company issued and outstanding, as well as 43,984,074 warrants (pre-consolidated) exercisable for a maximum aggregate of 1,296,858 common shares and 975 additional warrants (pre-consolidated). In addition, options exercisable for an aggregate maximum of 3,871,559 common shares were outstanding.

3
Non-GAAP reconciliation of cash cost per pound of zinc sold, net of by-product credits. Refer to page 17 for cash cost excluding Considar Metal Marketing ("CMM") changeover from a sales to an agency relationship.

4
Excludes inventory changes at CMM.

5
Cash and cash equivalents of $113,440 less current and long term portion of long term debt, Province of Manitoba loan and capital leases ($63,413, $10,499, and $10,950 respectively).

6
Reflects the planned smelter shutdown and zinc plant shutdown during the quarter.

HEALTH, SAFETY AND ENVIRONMENT

        For the quarter ending June 30 2006, HudBay, including personnel working as contractors, incurred four lost time accidents compared to one for the quarter ending June 30 2005. The accident frequency rate (based on 200,000 hours worked) was 0.8 for the quarter compared to a record performance of 0.2 for the same quarter in 2005. For the first six months of 2006, HudBay incurred a lost time accident frequency of 1.0 compared to 0.5 for the same period in 2005.

        For the quarter, a higher number of accidents was incurred by contractors at both Hudson Bay Mining and Smelting Co., Limited ("HBMS") and at the Balmat mine where production is in the process of ramping up. Greater attention is being focussed on contractor safety performance.

        There were no significant environmental non-compliances during the quarter.

        Work has started on the Flin Flon tailings impoundment facility expansion and approximately $8.0 million is expected to be spent on this project in 2006. The project will increase tailing storage capacity, improve water handling and discharge control and improve the capability to minimize windblown tailings.

        Work has also started on the decommissioning and rehabilitation of the Konuto mine in Saskatchewan. This mine closed as planned at the end of 2005.

OPERATIONS OVERVIEW

Mines and Concentrators

777 Mine

        The 777 mine is close to the Flin Flon concentrator and metallurgical plants.

        Ore production at the new 777 mine, for the quarter ended June 30, 2006, increased by 27% compared to the quarter ended June 30, 2005 due to the planned ramp-up in annual production to design capacity of 1.35 million tonnes.

        Copper grade in ore increased 40% due to mining portions of the 777 ore body containing greater copper content.

        Zinc grade in ore was 10% lower compared to the same period last year, consistent with mining areas with greater copper content. Gold and silver grade in ore was similar to the same period last year.

        Operating costs per tonne in the second quarter dropped by 3% compared to the same period last year due primarily to increased production tonnage.

777 Mine		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Production	tonnes	333,374	263,078	27%	655,223	506,326	29%
Copper grade	%	3.02	2.16	40%	2.60	2.19	19%
Zinc grade	%	4.08	4.54	(10%)	5.03	4.16	21%
Gold grade	g/tonne	2.32	2.29	1%	2.24	2.09	7%
Silver grade	g/tonne	25.95	25.93	0%	25.82	23.25	11%
Operating costs	$/tonne	34.83	36.07	(3%)	35.99	38.76	(7%)

Trout Lake Mine

        The Trout Lake mine is approximately five kilometers from the Flin Flon concentrator.

        Ore production at the Trout Lake mine for the quarter ended June 30, 2006 was 10% lower compared to the same quarter in 2005. Tonnage was lower due to increased mining from pillars as well as a planned three-day shutdown for hoist rope changes. Increased mining of pillars is expected to continue throughout 2006.

        Zinc grade in ore decreased by 48% compared to the same quarter in 2005; however, copper grade in ore increased by 82%. The grade variation was due to a planned change in mining areas compared to 2005.

        Operating costs for the quarter, compared to the same quarter in 2005, increased by 14% due to the higher proportion of pillar mining where additional drilling and support costs were necessary and cost of consumables increased.

Trout Lake Mine		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Production	tonnes	198,803	219,913	(10%)	397,776	432,968	(8%)
Copper grade	%	2.16	1.19	82%	2.03	1.23	65%
Zinc grade	%	3.40	6.51	(48%)	4.09	6.44	(36%)
Gold grade	g/tonne	1.29	1.43	(10%)	1.33	1.49	(10%)
Silver grade	g/tonne	14.46	14.46	0%	15.83	15.19	4%
Operating costs	$/tonne	35.85	31.49	14%	37.41	33.91	10%

Chisel North Mine

        The Chisel North mine is approximately 10 kilometres from the Snow Lake concentrator, and 215 kilometers from Flin Flon.

        Ore production for the second quarter 2006 decreased by 2% compared to the same quarter of last year due to the reduced tonnage from longhole mining. Zinc grades decreased by 8% consistent with the mining plan.

        Operating costs per tonne of ore increased by 23% in the second quarter compared to the same period last year related to higher cost mining methods and increased costs for consumables.

Chisel North Mine		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Production	tonnes	80,709	82,100	(2%)	160,387	168,646	(5%)
Zinc grade	%	8.33	9.08	(8%)	8.46	9.36	(10%)
Operating costs	$/tonne	46.30	37.56	23%	51.79	36.91	40%

Flin Flon Concentrator

        The Flin Flon concentrator produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

        For the second quarter of 2006, the ore tonnage throughput increased slightly by 1% compared to the same quarter last year. Tonnage throughput from each mine was similar to the production tonnage mined from each mine during the quarter. Copper head grade increased by 26% and zinc head grade decreased by 18%. Gold and silver head grades also increased 4% and 18% respectively. Copper recoveries increased compared to the same quarter last year and zinc recoveries decreased slightly, consistent with changes in the copper to zinc head feed grade ratios. Gold recovery was 11% lower compared to the same period last year due to seasonally warmer temperatures which negatively impact gold recoveries.

        Operating costs per ore tonne for the quarter increased by 11% compared to the same quarter in 2005 due primarily to increases in reagent costs and increased maintenance.

Flin Flon Concentrator		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change		Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Ore processed	tonnes	565,350	558,919	1%		1,115,639	1,111,748	0%
Copper grade	%	2.65	2.10	26%		2.40	2.10	14%
Zinc grade	%	3.99	4.85	(18%	)	4.62	4.69	(1%	)
Gold grade	g/tonne	1.94	1.87	4%		1.88	1.79	6%
Silver grade	g/tonne	21.71	18.42	18%		21.76	17.69	23%
Copper concentrate	tonnes	55,357	44,957	23%		100,603	90,623	11%
Concentrate grade	Cu %	25.34	24.27	4%		24.74	23.66	5%
Zinc concentrate	tonnes	36,536	44,366	(18%	)	84,715	83,814	1%
Concentrate grade	Zn %	51.91	52.10	0%		51.87	51.27	1%
Copper recovery	%	93.7	92.9	1%		93.0	91.9	1%
Gold recovery	%	69.9	78.3	(11%	)	70.2	77.9	(10%	)
Silver recovery	%	63.7	66.6	(4%	)	62.3	67.3	(8%	)
Zinc recovery	%	84.2	85.3	(1%	)	85.2	82.5	3%
Operating costs	$/tonne	8.55	7.68	11%		8.34	7.94	5%

Snow Lake Concentrator

        The Snow Lake concentrator is approximately 215 kilometers from Flin Flon.

        For the second quarter of 2006, the Snow Lake concentrator ore throughput increased by 5% compared to the same quarter in 2005. The lower zinc head grade is consistent with the Chisel North mine production for the quarter. Recoveries of zinc were similar to the same quarter in 2005, despite the lower ore head grade.

        Operating costs per tonne of ore processed for the quarter increased by 4% compared to the same quarter in 2005, primarily due to increases in reagent costs.

Snow Lake Concentrator		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change		Six Months Ended June 30, 2006	Six Months Ended June 30, 2006	% Change
Ore processed	tonnes	83,254	79,496	5%		163,495	165,128	(1%	)
Zinc ore	%	8.35	9.09	(8%	)	8.47	9.38	(10%	)
Zinc concentrate	tonnes	13,212	13,643	(3%	)	26,224	29,470	(11%	)
Concentrate grade	Zn %	51.47	51.68	0%		51.51	51.26	0%
Zn recovery	%	97.8	97.5	0%		97.5	97.6	0%
Operating costs[1]	$/tonne	17.93	17.30	4%		18.20	16.89	8%

1
Operating costs include the cost of trucking concentrates to the Flin Flon metallurgical plant.

Metallurgical Plants

Copper Smelter

        The copper smelter in Flin Flon treats copper concentrate and produces copper anodes, which are railed to the White Pine copper refinery in Michigan, USA.

        Both copper concentrate from HudBay owned mines ("Domestic") and copper concentrate purchased from others ("Purchased") are treated at the smelter. The Company has long term contracts with both Highland Valley Copper and Montana Resources to purchase concentrate. Purchased concentrate accounted for approximately 26% of the concentrate treated during the second quarter of 2006, a decrease from 33% in the second quarter in 2005.

        Copper production for the second quarter of 2006 decreased by 19% compared to the same quarter last year, reflecting the production equivalent impact of approximately 25 days from the planned shutdown that was successfully completed during the quarter.

        Operating costs, on a unit cost of copper produced basis, were 23% higher in the second quarter of 2006 as compared to the second quarter last year. This extraordinary higher unit cost is primarily due to reduced copper output during the period when the smelter was being brought back to full production levels, after the planned shutdown, and higher heavy fuel oil costs.

        The smelter shutdown was the first since 2000, and was done after almost double the previous typical life. The total capital expenditure for this planned shutdown including other improvements was $11.5 million.

Copper Smelter		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change		Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Domestic conc. treated	tonnes	45,132	53,038	(15%	)	102,846	101,390	1%
Purchased conc. treated	tonnes	15,776	26,057	(39%	)	40,139	54,896	(27%	)
Total	tonnes	60,908	79,095	(23%	)	142,985	156,286	(9%	)
Copper produced	tonnes	17,066	21,060	(19%	)	40,752	41,757	(2%	)
Gold	troy oz.	18,825	27,540	(32%	)	45,336	53,314	(15%	)
Silver	troy oz.	265,192	338,998	(22%	)	655,422	677,293	(3%	)
Operating costs	¢/lb. Cu	29.7	24.2	23%		26.9	23.9	13%

White Pine Copper Refinery

        The White Pine copper refinery is located in the upper peninsula of Michigan, USA and was purchased by HudBay as of January 1, 2006.

        Copper cathode production decreased by 2% in the second quarter compared to the same quarter last year relating to the lower availability of anode feed during the copper smelter shutdown.

        Operating costs per pound of cathode copper produced for the second quarter of 2006, compared to the same period in 2005, increased by 10% primarily related to an increase in electrical energy, consumables and maintenance costs.

        The built up anode inventory at White Pine allowed the refinery to maintain approximately 94% of full capacity during the second quarter 2006, including the period of the copper smelter shutdown.

White Pine Copper Refinery		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change		Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Anodes received	tonnes	20,818	20,181	3%		41,706	41,288	1%
Cathode produced	tonnes	16,621	16,960	(2%	)	34,382	33,005	4%
Spent anode produced	tonnes	3,113	3,398	(8%	)	6,335	6,452	(2%	)
Liberator anode produced	tonnes	545	709	(23%	)	1,188	1,357	(12%	)
Cathode shipped	tonnes	16,526	16,289	1%		35,208	33,444	5%
Slimes produced	tonnes	50	45	11%		98	93	5%
Operating costs	US¢/lb. Cu cathode	6.6	6.0	10%		6.4	6.1	5%

Zinc Plant

        The Zinc Plant in Flin Flon, Manitoba primarily treats concentrates from HudBay mines. Production of cast zinc metal during the second quarter compared to the same quarter in 2005, decreased by 9% to 26,654 tonnes reflecting the production equivalent impact of approximately 10 days from the previously announced routine annual shutdown.

        A trial lot of purchased concentrate was processed in preparation for the potential treatment of material made available by the operation of the Balmat mine. The Balmat mine will sell concentrates to Falconbridge's refinery close to Montreal. Up to 40% annually of the Balmat concentrate may be swapped for concentrate to be supplied to Flin Flon by Falconbridge.

        For the second quarter of 2006, unit operating costs increased by 16% compared to the same quarter last year due largely to the lower production associated with the annual shutdown.

Zinc Plant		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change		Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Domestic conc. treated	tonnes	52,069	58,105	(10%	)	110,276	116,914	(6%	)
Purchased conc. treated	tonnes	852	—	n/a		852	—	n/a
Total conc. treated	tonnes	52,921	58,105	(9%	)	111,128	116,914	(5%	)
Zn produced	tonnes	26,654	29,188	(9%	)	56,560	58,392	(3%	)
Operating costs	¢/lb. oxide	28.9	24.9	16%		27.6	24.9	11%

Zinc

Zinc Oxide Facility — Zochem

        Zochem is HudBay's zinc oxide production facility in Brampton, Ontario. Zochem processes between 32,000 and 41,000 tonnes of HudBay's zinc metal annually.

        Zochem has a total production capability of 45,000 tonnes per annum of zinc oxide. In the second quarter of 2006, Zochem consumed approximately 9,408 tonnes of zinc, all from HBMS, and sold 10,852 tonnes of zinc oxide.

        Unit operating costs were lower by 13% in the second quarter of 2006 compared to the same quarter in 2005, primarily due to increased zinc oxide production.

Zinc Oxide Facility — Zochem		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change		Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Domestic zinc consumption	tonnes	9,408	7,094	33%		18,231	14,261	28%
Zinc oxide produced	tonnes	11,488	10,304	11%		22,177	20,645	7%
Operating costs	¢/lb. oxide	10.9	12.5	(13%	)	11.2	11.9	(6%	)

NEW PROJECT

Balmat Mine

        In 2005 HudBay initiated the re-opening of its wholly owned Balmat mine and concentrator after completion of a feasibility study.

        The mine's concentrate production will be treated at the Canadian Electrolytic Zinc ("CEZ") refinery close to Montreal, some 158 kilometres from the mine.

        The Balmat mine has been maintained to a high standard while on care and maintenance since October 2001. It includes a 3,200 foot deep shaft, underground excavations to access the ore zones, extensive mining equipment and a 5,000 ton per day ore concentrator. Recovery of zinc to concentrate is expected to be approximately 96%, producing a concentrate containing approximately 55.5% zinc. At full production in 2008, the mine is expected to produce approximately 60,000 tons of zinc metal in concentrate and up to 40% annually of the Balmat concentrate may be swapped for Falconbridge concentrate and treated at HudBay's zinc plant in Manitoba.

        Production of concentrate commenced late in May 2006 according to plan; however, as noted at the end of the first quarter, the rate of production increase has been somewhat slower than anticipated due to availability and recruitment of skilled mining labour. Production for the second quarter 2006 was 1,142 tons of zinc in zinc concentrate.

        Balmat is expected to achieve commercial production late in 2006 or early 2007. Until commercial production, the revenue from the Balmat ore will be used to offset its start up costs.

        Projected major project capital costs are over 70% expended and committed and have been increased by approximately 4.6%, from US $19.8 million to US $20.7 million, largely due to escalation of prices and minor changes to the scope of work compared to the original estimate. All mobile equipment has been delivered to site and has been moved underground.

        At the end of the second quarter, 153 employees have been hired with some 36 contractors doing underground development and production.

EXPLORATION

        In the second quarter of 2006 the Company raised gross proceeds of $20 million from the issue of flow-through common shares. This will provide funding for the planned $10 million expenditures in each of the next two years. During the second quarter, $3.9 million was spent on exploration activities which was higher than the first quarter; however, drilling was again impacted by an early thaw, reducing access to drill sites.

        In addition to the exploration program in the Flin Flon Greenstone Belt, the Company expects to explore the 20,000 hectares of land adjacent to its Balmat Mine in New York state as well as its zinc land holdings in Ontario, during 2006.

FINANCIAL REVIEW

        The following table sets forth our selected consolidated financial information.

Quarterly Earnings

	2006		2005			2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	($ in millions, except per share data)
Net Revenue	261,727	207,963	173,051	169,264	158,188	151,525	13,308	6
Earnings (loss)	152,836	75,986	43,941	23,405	8,691	9,181	(2,891)	(3,282)
Per Common Share
Basic	1.71	0.90	0.52	0.28	0.11	0.11	(0.18)	(0.45)
Diluted[1]	1.30	0.70	0.47	0.28	0.11	0.11	(0.18)	(0.45)

1
Based on the treasury method of calculating diluted shares outstanding.

Revenue

        For the quarter, total revenue was $261.7 million, resulting from the sale of 19,774 tonnes of zinc (which includes 9,408 tonnes to our Zochem facility), 17,218 tonnes of cathode copper, 25,062 ounces of gold and 354,024 ounces of silver. Zochem had sales of 10,852 tonnes of zinc oxide.

        Over the quarter realized prices averaged US $1.55/lb. zinc, US $3.50/lb. copper, US $593/oz. gold, and US $10.95/oz. silver. The Canadian to US dollar exchange rate averaged Cdn $1.12 per US $1.00 for the quarter.

        Total revenue was $469.7 million for the six months ended June 30, 2006, approximately 52% higher than $309.7 million for the same period in 2005. Although sales volumes were lower for all metals due to the shutdowns, higher metal prices more than offset the lower volumes resulting in higher revenue for the first six months of this year than the same period last year.

Realized Metal Prices & Exchange Rate	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change	Q2[1] Average	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Zinc (US $/lb.)	1.55	0.59	163%	1.49	1.26	0.60	110%
Copper (US $/lb.)	3.50	1.57	123%	3.37	2.89	1.53	89%
Gold (US $/troy oz.)	593	441	34%	627	567	434	31%
Silver (US $/troy oz.)	10.95	7.13	54%	12.29	10.25	7.18	43%
Cdn/US exchange rate (Bank of Canada)	1.12	1.24	(10)%	1.12	1.14	1.24	(8)%

1
LME average for zinc and gold prices. Comex average for copper, and London Spot US equivalent for silver prices.

HudBay's Agency Arrangement

        In order to increase the Company's credit facility to $50 million by increasing account receivables and inventory, the Company re-negotiated its contractual relationship with its metal sales joint venture, Considar Metal Marketing ("CMM").

        As previously noted, the Company changed its relationship with CMM from a sales to an agency arrangement, whereby copper and precious metal inventory are owned by the Company until sold to customers as of January 1, 2006. During this quarter, the agency arrangement was expanded to include zinc, zinc oxide and other associated products. Previous to this contractual change, HudBay's operating subsidiary HBMS recognized 50% of its consolidated sales when its metal was shipped from the Flin Flon operations and sold to CMM.

        Under the agency contractual arrangement, HudBay will retain title to its metals until sold to third party customers. The associated one-time change in sales at HBMS's Flin Flon location to the third party customer arrangement for zinc was approximately 3 to 4 weeks. The impact for zinc oxide and other metals was minimal.

        In addition to this changeover, the Company incorporated HudBay Marketing and Sales Inc. ("HMS") as a wholly owned subsidiary to retain title of all its metals before the final sale to third party customers. HBMS also assigned CMM's existing commodity derivatives to HMS since these commodity derivatives ensure the Company achieves a floating or unhedged metal price.

        Due to the significant increase in the zinc price since the beginning of 2006, the magnitude of the financial impact was greater than had previously been forecasted in the 2005 MD&A report.

        The approximate financial impact from the contractual change with CMM for zinc for the quarter is shown in the following table.

Proforma Impact of Agency Arrangement on Selected Items

	As Reported Q2	Financial Impact	Proforma Q2[1]	Proforma 2006[1]
	(000's except per share information and metal sold)
Revenue	261,727	13,349	275,076	483,039
Operating expenses	138,942	5,257	144,199	266,086
Gain on derivatives	9,221	(5,482)	3,739	8,070
Tax recovery (expense)	58,246	1,974	60,220	74,563
Net earnings	152,836	4,584	157,420	233,406
EPS — basic	1.71	0.05	1.76	2.67
EPS — diluted	1.30	0.04	1.34	2.07
Accounts receivable	95,646	13,349	108,995	108,995
Inventories	155,503	(5,257)	150,246	150,246
FV of unrealized gain on derivatives	13,222	(5,482)	7,740	7,740
Future income tax payable	3,982	(1,974)	2,008	2,008
Zinc tonnes sold	19,774	3,670	23,444	53,616

1
Proforma results for Q2 and 2006 are furnished to provide additional information and are non-GAAP measure that do not have standardized meaning.

Expenses

Operating Expenses

        Operating expenses in the second quarter of 2006 of $138.9 million increased by approximately 22% compared to $114.1 million in the same quarter in 2005. This increase is primarily due to higher HBMS employee profit sharing expenses (10% of HBMS net profit) of $8.4 million due to greater HBMS net quarterly profit, and increases in concentrate purchase costs of net $23.9 million (we treated less purchased copper concentrate, however we paid more due to higher copper prices).

        Operating expenses for the six months ended June 30, 2006 was $260.8 million, approximately 13% higher than the $231.8 million for the same period in 2005. Similar to the three months, the main variance was related to the higher costs of purchased concentrates due to higher metal prices.

General and Administrative

        Total general and administrative expenses for the quarter were $6.3 million compared to $5.9 million for the same quarter of 2005. Stock based compensation costs of $1.8 million were incurred during the quarter whereas 2005 expense was $1.4 million.

Exploration Expenses

        Surface exploration expenditures of $3.9 million were incurred in the second quarter 2006, primarily funded by a previously announced flow-through share program. During the same quarter of 2005 the level of exploration expenditures was slightly lower as the flow-through program started late in the first quarter of 2005 with comparatively lower levels of activity at the beginning of the second quarter.

Foreign Exchange Gain

        In the second quarter of 2006, the Company recorded a non-operating foreign exchange gain of $7.3 million relating to the change in the value of the Company's long-term US debt converted to Canadian dollars on the repurchase date, or at the second quarter end exchange rate of Cdn $1.116 per US $1.00 versus $1.163 at year end. For the quarter ended June 30, 2005, there was an unfavourable movement in foreign exchange rates resulting in a loss of $2.8 million.

Operating Earnings

        For the quarter, operating earnings were $96.3 million compared to $21.5 million for the three months ended June 30, 2005. The favourable variance of $74.8 million is mainly attributable to higher metal prices, with smaller offsets for increased costs for concentrates, profit sharing accruals, general and administration and operating expenses. Production and sales volumes were also lower for copper (smelter shutdown timing related) and zinc (agency changeover).

        Operating earnings for the six months ended June 30, 2006, were $158.4 million, approximately 318% higher than $37.9 million for the same period last year. Again, the significant favourable variances were higher metal prices with smaller offsets for increased purchased concentrates and lower sales volumes.

Debt Repurchase

        During the quarter, US$98.2 million of debt was repurchased with operating cash flow at an average premium of 1.11 resulting in additional costs of US$10.9 million. Deferred financing fees associated with the reduction in debt were expensed in the amount of $4.6 million. Since the HBMS acquisition in 2004, the Company has reduced its US$175 million of US notes to US$56.8 million, as of June 30, 2006.

Interest Expense

        The interest expense for the quarter of $3.3 million was lower than the same quarter in 2005 as a result of long-term debt repurchases and the lower US exchange rate.

Gain on Derivative Instruments

        In the quarter, the Company recorded a $9.2 million gain on derivative instruments compared to a $1.8 million loss for the quarter ended June 30, 2005. The derivatives are forward contracts of zinc and to a lesser extent zinc oxide, placed in conjunction with fixed price sales contracts to convert the fixed price zinc sales contracts to floating prices to ensure the Company achieves a floating or unhedged metal price. Prior to the second quarter, these contracts were held with CMM, the Company's 50% joint venture, however due to the assignment of these contracts to HMS, a wholly owned subsidiary of the Company, as part of the agency changeover, the financial statements does incorporate 100% of the changes in values.

        Also included in the derivative gains was a mark to market adjustment for currency option contracts of $1.7 million in the quarter.

Tax Recovery

        In the second quarter, the Company recorded a net recovery of taxes of $58.2 million, of which $68.0 million was related to the increase in the tax asset offset by other current and future taxes of $9.8 million. The tax asset has been adjusted to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. Since HBMS had many years of tax losses, the tax asset has been based on only one future year of earnings. One year is considered appropriate due to the uncertainties of future metal prices and exchange rates, but the asset was increased due to significantly higher metal price projections. In the second quarter of 2005, a tax expense was recorded of $2.7 million. The Company has sufficient tax pools to shelter taxable HBMS income. Without the benefit of these tax pools, the Company would have had a tax expense of $36.7 million in the second quarter and $54.9 million for the six months ended June 30, 2006. However as a result of higher metal prices, the Company expects to begin paying Manitoba mining tax this year and an amount of $8.3 million has been accrued for the six months.

        As part of the assignment of the derivative contracts to HMS from CMM, the Company also will record a future income liability associated with the unrealized gains from the derivative contracts as there are no tax losses available in HMS. As these gains are realized, the tax consequences of any gains or losses are expected to be absorbed by HBMS where there are existing tax pools to eliminate any cash tax implications.

Earnings Analysis of June 30, 2005 to June 30, 2006

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
	($ millions)
Earnings — 2005	8.7	17.9
Revenues	103.5	160.0
Costs and expenses
Operating	(24.8)	(29.0)
General and administrative	0.1	0.1
Stock-based compensation	(0.5)	(2.7)
Depreciation, depletion and amortization	(2.4)	(5.2)
Exploration	(0.7)	(3.2)
Interest expense	2.5	3.4
Foreign exchange gain of long term debt	10.1	10.6
Gain on derivative instruments	11.0	13.0
Premium on debenture prepayment	(12.3)	(12.3)
Interest and other income	1.3	2.0
Amortization of deferred financing costs	(4.3)	(4.4)
Taxes
Future income tax asset	68.0	80.3
Flow-through share renunciation	—	3.7
Mining taxes	(8.3)	(8.3)
Other taxes	1.3	2.5
Other	(0.4)	0.4

Earnings — 2006	152.8	228.8

CASH COST PER POUND OF ZINC SOLD

        HudBay's cash cost of zinc sold, net of by-product credits, for the second quarter of 2006 was a negative US $0.71 per pound (after removing the financial impact of the CMM changeover), or negative US $0.95 per pound unadjusted.

        For the six months ended June 30, 2006, the Company's cash cost of zinc sold, net of by-product credits was negative US $0.28 per pound (after removing the CMM changeover financial impact), or negative US $0.34 per pound adjusted.

Non-GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2006 (excluding the CMM change-over)	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2006 (excluding the CMM change-over)	Six Months Ended June 30, 2005
	($000)
Expenses	165,414	170,671	136,726	311,297	316,554	271,775
Non-cash operating costs:
Depreciation and amortization	(15,649)	(15,649)	(13,228)	(31,191)	(31,191)	(25,952)
Stock-based compensation	(1,823)	(1,823)	(1,354)	(4,074)	(4,074)	(1,354)
Accretion and other non-cash	(659)	(659)	(649)	(1,319)	(1,319)	(1,301)
Exploration	(3,871)	(3,871)	(3,216)	(7,005)	(7,005)	(3,785)
Foreign exchange gain (loss)	25	25	424	1,293	1,293	674

	143,437	148,694	118,703	269,001	274,258	240,057
Less: By-product credits[1]	(189,743)	(189,743)	(111,407)	(311,496)	(311,496)	(217,670)

Cash cost net of by-products	(46,306)	(41,049)	7,296	(42,495)	(37,238)	22,387
Exchange rate (C$/US$)[2]	1.122	1.122	1.244	1.138	1.138	1.236

Cash cost net of by-products	(41,271)	(36,586)	5,865	(37,342)	(32,722)	18,112
Zinc sales (000 lbs.)	43,594	51,682	62,754	110,111	118,199	122,493

Cash cost per pound of zinc, net of by-product credits	(0.95)	(0.71)	0.09	(0.34)	(0.28)	0.15

1
By-product credits include revenues from sale of copper, gold, silver, zinc oxide sales (excluding quarter end inter-company inventory adjustments) and the Company's proportionate share of by-product sales by its marketing joint venture.

2
Weighted average exchange rate for sales during the period.

        Cash cost per pound of zinc sold, net of by-product credits, is furnished to provide additional information and is a non-GAAP measure that does not have a standardized meaning and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating expenses as determined under generally accepted accounting principles. This measure is intended to provide investors with information about the cash generating capabilities of HBMS' operations. HBMS uses this information for the same purpose. This analysis excludes capital expenditures.

All per pound values in the following section are rounded to the closest cent.

        The above table shows a US $0.80 net decrease in the cash cost per pound of zinc sold for the quarter ended June 30, 2006 compared to the quarter ended June 30, 2005. The decrease per pound of zinc is comprised of favourable variances of approximately US $1.54 from by-product credits offset by US $0.02 from lower volumes, US $0.57 for higher costs largely due to the higher price of purchased copper concentrate and US $0.15 for the impact of a stronger Canadian dollar.

        The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

OPERATING COSTS

		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change[1]		Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change[1]
Mines
777	$/tonne	34.83	36.07	(3%	)	35.99	38.76	(7%	)
Trout Lake	$/tonne	35.85	31.49	14%		37.41	33.91	10%
Chisel North	$/tonne	46.30	37.56	23%		51.79	36.91	40%
Konuto[2]	$/tonne	—	34.81	(100%	)	—	37.52	(100%	)

Total mines	$/tonne	36.67	34.55	6%		38.54	36.77	5%
Concentrators
Flin Flon	$/tonne	8.55	7.68	11%		8.34	7.94	5%
Snow Lake	$/tonne	17.93	17.30	4%		18.20	16.89	8%
Metallurgical Plants & Refinery
Copper Smelter	$/lb. Cu	0.297	0.242	23%		0.269	0.239	13%
White Pine Copper Refinery	US$/lb.	0.066	0.060	10%		0.064	0.061	5%
Zinc Plant	$/lb. Zn	0.289	0.249	16%		0.276	0.249	11%
Zochem	$/lb. ZnO	0.109	0.125	(13%	)	0.112	0.119	(6%	)
Non-GAAP Reconciliation of Operating Expenses
Mines
777	$000	11,612	9,488	22%		23,579	19,624	20%
Trout Lake		7,127	6,926	3%		14,884	14,680	1%
Chisel North		3,737	3,084	21%		8,306	6,225	33%
Konuto		10	3,132	(100%	)	24	6,642	(100%	)
Concentrators
Flin Flon		4,834	4,290	13%		9,314	8,828	6%
Snow Lake		1,493	1,375	9%		2,976	2,789	7%
Metallurgical Plants
Copper Smelter		11,174	11,226	0%		24,132	21,996	10%
White Pine Copper Refinery		2,735	—	—		5,588	—	—
Zinc Plant		17,001	16,005	6%		34,363	32,020	7%
Other
Purchased Concentrate Treated		56,635	32,747	73%		107,367	67,302	60%
Anode Freight & Refining		1,974	5,931	(67%	)	4,331	12,244	(65%	)
Services & Administration		6,921	6,186	12%		13,910	12,245	14%
Care & Maintenance		314	1,122	(72%	)	368	1,942	(81%	)
HBMS Employee Profit Sharing[3]		10,714	2,319	362%		17,926	4,036	344%
Other[4]		2,661	10,279	(74%	)	(6,239)	21,250	(129%	)

Total Operating Expenses, per financials		138,942	114,110	22%		260,829	231,823	13%

1
Percentage variances are calculated from costs expressed to fractions of a cent.

2
Konuto was depleted of ore and closed in November 2005, stockpiled ore continued to be processed during the second quarter 2006.

3
HBMS profit sharing plan excludes future taxes.

4
Includes changes in domestic inventory, share of CMM and miscellaneous provisions.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

        The following table summarizes our cash flows for the three and six-month periods ended June 30, 2006 and June 30, 2005.

Operating Activities

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
	($000's)
Earnings (loss) for the period	152,836	8,691	228,822	17,872
Items not affecting cash	(54,508)	24,160	(52,520)	39,787
Net change in non-cash items	(13,974)	5,157	(65,822)	8,235

Cash generated by (required for) operating activities	84,354	38,008	110,480	65,894
Cash generated by (required for) financing activities	(55,755)	6,099	(52,410)	15,167
Cash generated by (required for) investing activities	(41,107)	(18,313)	(85,136)	(22,611)
Foreign exchange gain (loss) on cash held in foreign currency	(1,416)	720	(1,154)	964

Increase (decrease) in cash and cash equivalents	(13,924)	26,514	(28,220)	59,414

        As of June 30, 2006, HudBay had cash and cash equivalents of $113.4 million compared to $141.7 million as at December 31, 2005 and $127.4 million as at March 31, 2006.

        Cash flow from operating activities totaled $84.4 million for the quarter compared to $38.0 million for the quarter ended June 30, 2005. Significant changes in non-cash working capital affecting the quarterly cash flow were increases in accounts receivable of $8.4 million and inventory of $23.2 million offset by increased payables of $20.0 million.

        Accounts receivable increased due to higher metal prices for all receivables partially offset by the CMM contractual change. Inventory fluctuations include an increase in cathode inventory due to a high volume of in-transit shipments in June expected to be sold early in July, an increase in copper concentrates in inventory from purchased sources that would be considered within normal fluctuations of working levels and the effect of the CMM contractual change.

        Accounts payable increases were principally due to higher purchase concentrate resulting from higher prices and higher volumes remaining in payables at quarter end. The remaining differences were a result of normal working capital fluctuations.

        For the six months ended June 30, 2006, cash flow from operating activities totaled $110.5 million, approximately 68% higher than the $65.9 million for the same period last year reflecting the significant increase in earnings due to higher realized metal prices offset by changes to non-cash working capital due to receivables and inventory changes.

        In the quarter, a total of $41.1 million was required for investing activities, an increase of $22.9 million over the same period last year. The major increase related to development and equipment expenditures for Balmat of $11.6 million. Other increases in expenditures related to the smelter planned shutdown, zinc plant shutdown and the other improvement expenditures completed on the smelter and zinc plant at the time of this maintenance.

        Financing activities in the quarter resulted in cash outlays of $55.8 million with $114.4 million utilized to retire long-term debt. Net proceeds of $59.5 million were generated from the exercise of warrants and stock options and issuance of flow through shares. In July the early exercise warrant incentive proposal resulted in 97.2% of the warrants being exercised early and converted to common shares. The proceeds from the early exercise of the remaining eligible purchase warrants to common shares were received subsequent to June 30.

        As at June 30, 2006, HudBay had long-term financial debt (excluding the current portion) of $69.9 million significantly reduced from both December 31, 2005, and March 31, 2006 due primarily to the repurchases of US notes and lower foreign exchange rates. The Company may continue, from time to time, with further debt repurchases.

        Cash outflow for the quarter was $13.9 million compared to a cash inflow of $26.5 million for the quarter ended March 31, 2005. For the six months ended June 30, 2006, cash outflow was $28.2 million compared to cash inflow of $59.4 million during 2005. As indicated in the chart below, the major variances were due to higher cash earnings offset by repayment of debt.

Cash Flow Variance Analysis of June 30, 2005 to June 30, 2006

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
	($ millions)
Cash increase (decrease) — 2005	26.5	59.4
Cash earnings	65.5	118.6
Non-cash working capital:
Receivables	(7.3)	(52.7)
Inventories	(14.8)	(39.6)
Payables and accruals	12.2	32.2
Interest payable	(6.1)	(15.6)
Change in restricted cash	—	(13.0)
Investment in WPCR (net of cash)	—	(17.0)
Capital expenditures	(22.9)	(34.0)
Change in shares, warrants, options	50.3	47.1
Repayment of debt	(112.4)	(113.5)
Other	(4.9)	(0.1)

Cash increase (decrease) — 2006	(13.9)	(28.2)

FINANCIAL CONDITION

Financial Condition at June 30, 2006 Compared to Financial Condition as at December 31, 2005

        Cash and cash equivalents at June 30, 2006 decreased by $28.2 million to $113.4 million compared to December 31, 2005 as available cash was used to pay down debt in the amount of $113.5 million.

        Working capital improved by $127.7 million. Accounts receivable increased due to changes in payment terms with the new copper cathode sales contracts, increased metal prices for all receivables and the impact of the CMM contractual change. Inventory fluctuations include an increase in copper concentrates volumes and the associated unit costs, and the increase in zinc and zinc oxide inventory resulting from the agency changeover. Due to the planned smelter shutdown, sales contracts for June were lower, however production was better than expected, resulting in a temporary build up of copper inventory. Interest payable reduced as a result of the debt reductions. Accounts payable increases were principally due to higher purchase concentrate payables as indicated previously.

        Common share capital increased by $74.4 million and warrants decreased by $11.7 million mostly as a result of the success of the offer to issue new common shares as an incentive for holders of its publicly-traded warrants to exercise such warrants. Further exercise subsequent to June 30 of warrants resulted in additional shares being issued leaving only a small volume of publicly-traded warrants outstanding. In connection with the completion of the warrant transaction, the warrants were delisted from the Toronto Stock Exchange subsequent to June 30.

        HudBay's contractual obligations at June 30, 2006 have not materially changed from December 31, 2005, however there is an increase in outstanding commitments of around $5 million relating to equipment purchases.

        The Company has increased its revolving credit facility from $25 million to $50 million and extended the maturity date to January 30, 2007 after successfully completing the CMM contractual change and debt repurchases.

        The Collective Bargaining Agreements (CBA's) with the unionized HBMS' Flin Flon/Snow Lake workforce expired on December 31, 2005. In 1998, and in support of the $435 million 777 Project, HBMS entered into an Amending Agreement in respect of certain of its collective bargaining agreements. The Amending Agreement prohibits strikes and lockouts and provides for binding arbitration through to 2012 in the event that negotiated CBA settlements are not achieved. The formal negotiations have ceased and binding arbitration is planned for the fall of 2006.

RISK MANAGEMENT

        The Company uses forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At June 30, 2006 the Company held US dollar put options giving it the right, but not the obligation, to sell up to US $48.1 million in equal quarterly amounts at $1.20482 per US dollar continuing to January 2009.

        From time to time the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments. The Company manages risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts. These contracts effectively offset the Company's forward sales price commitments to ensure the Company achieves a floating or unhedged realized zinc price. In the current environment of strong base metal market prices, the Company has benefited from full exposure to metal price movements, but may consider implementing protection to limit the effects of future price changes.

OUTLOOK

Warrant Transaction

        On July 5, 2006, the Company completed its offer to issue new common shares as an incentive for holders of its formerly publicly-traded warrants to exercise such warrants during a 30-day early exercise period. The early warrant incentive proposal resulted in 97.2% of the purchase warrants successfully converted to common shares resulting in gross proceeds of $104.9 million. The net proceeds are expected to be used for general corporate purposes as well as potential debt repurchases and future growth opportunities. Our actual use of the net proceeds may vary depending on our operating and capital needs from time to time.

Balmat

        HudBay decided in 2005 to re-open its wholly owned Balmat mine and successfully achieved concentrate production late in the second quarter of 2006 as planned. Due to the lower than expected availability of mining contractors in the second half of 2006, the ramp up in production could be somewhat slower than originally anticipated.

        At full production in 2008, the mine is expected to produce approximately 60,000 tons of zinc metal in concentrate and up to 40% annually of the Balmat concentrate may be swapped for Falconbridge concentrate and treated at HudBay's zinc plant in Manitoba.

Exploration

        In the second quarter of 2006, the Company raised gross proceeds of $20 million through an issue of flow through common shares. This will provide funding for the $10 million planned expenditures during each of 2006 and 2007.

        In addition to the exploration program in the Flin Flon Greenstone Belt, the Company expects to explore the 20,000 hectares of land adjacent to its Balmat Mine in New York state as well as its zinc land holdings in Ontario, during 2006.

Divestiture of ScoZinc

        In December 2005, we announced we had entered into a letter of intent to sell ScoZinc (Gays River lead and zinc mineral property) to Acadian Gold Corporation for $7.5 million plus adjustments. The agreement was executed April 7, 2006 and the sale successfully closed on July 6, 2006.

FORWARD LOOKING STATEMENTS

        This MD&A contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the Company's future plans and objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in documents that we have filed from time to time with the Canadian and other regulatory authorities.

        Certain items of financial information in this MD&A, including operating cash flow per common share, unit operating expenses, and cash cost per pound of zinc, net of by-product credits, are non-GAAP measures and are furnished to provide additional information. As non-GAAP measures they neither have standardized meanings nor are they necessarily comparable with similar measures presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures are intended to provide investors with information about the cash generating capabilities of the Company's operations. HudBay uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

APPENDIX — PRODUCTION RESULTS

Second Quarter Results

Mines		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
777
Ore	tonnes	333,374	263,078	27%	655,223	506,326	29%
Copper	%	3.02	2.16	40%	2.60	2.19	19%
Zinc	%	4.08	4.54	(10%)	5.03	4.16	21%
Gold	g/tonne	2.32	2.29	1%	2.24	2.09	7%
Silver	g/tonne	25.95	25.93	0%	25.82	23.25	11%
Trout Lake
Ore	tonnes	198,803	219,913	(10%)	397,776	432,968	(8%)
Copper	%	2.16	1.19	82%	2.03	1.23	65%
Zinc	%	3.40	6.51	(48%)	4.09	6.44	(36%)
Gold	g/tonne	1.29	1.43	(10%)	1.33	1.49	(10%)
Silver	g/tonne	14.46	14.46	0%	15.83	15.19	4%
Chisel North
Ore	tonnes	80,709	82,100	(2%)	160,387	168,646	(5%)
Zinc	%	8.33	9.08	(8%)	8.46	9.36	(10%)
Konuto[1]
Ore	tonnes	—	89,986	n/a	—	177,048	n/a
Copper	%	—	4.47	n/a	—	4.33	n/a
Zinc	%	—	1.66	n/a	—	1.53	n/a
Gold	g/tonne	—	1.84	n/a	—	1.78	n/a
Silver	g/tonne	—	9.28	n/a	—	8.89	n/a
Total Mines
Ore	tonnes	612,886	655,077	(6%)	1,213,386	1,284,987	(6%)
Copper	%	2.37	1.91	24%	2.09	1.90	(1%)
Zinc	%	4.42	5.37	(18%)	5.17	5.25	(2%)
Gold	g/tonne	1.77	1.75	1%	1.75	1.68	0%
Silver	g/tonne	21.74	21.09	3%	21.82	19.51	(2%)

1
Konuto mine closed in the fourth quarter of 2005.

Second Quarter Results

Concentrators		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Flin Flon Concentrator
Ore	tonnes	565,350	558,919	1%	1,115,639	1,111,748	0%
Copper	%	2.65	2.10	26%	2.40	2.10	14%
Zinc	%	3.99	4.85	(18%)	4.62	4.69	(1%)
Gold	g/tonne	1.94	1.87	4%	1.88	1.79	6%
Silver	g/tonne	21.71	18.42	18%	21.76	17.69	23%
Copper Concentrate	tonnes	55,357	44,957	23%	100,603	90,623	11%
Concentrate Grade	% Cu	25.34	24.27	4%	24.74	23.66	5%
Zinc Concentrate	tonnes	36,536	44,366	(18%)	84,715	83,814	1%
Concentrate Grade	% Zn	51.91	52.10	0%	51.87	51.27	1%
Copper recovery	%	93.7	92.9	1%	93.0	91.9	1%
Gold recovery	%	69.9	78.3	(11%)	70.2	77.9	(10%)
Silver recovery	%	63.7	66.6	(4%)	62.3	67.3	(8%)
Zn recovery	%	84.2	85.3	(1%)	85.2	82.5	3%
Snow Lake Concentrator
Ore	tonnes	83,254	79,496	5%	163,495	165,128	(1%)
Zinc	%	8.35	9.09	(8%)	8.47	9.38	(10%)
Zinc Concentrate	tonnes	13,212	13,643	(3%)	26,224	29,470	(11%)
Concentrate Grade	% Zn	51.47	51.68	0%	51.51	51.26	0%
Zn recovery	%	97.8	97.5	0%	97.5	97.6	0%

Second Quarter Results

		Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	% Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	% Change
Smelter
Copper Concentrate Treated
Domestic	tonnes	45,132	53,038	(15%)	102,846	101,390	1%
Purchased	tonnes	15,776	26,057	(39%)	40,139	54,896	(27%)
Total	tonnes	60,908	79,095	(23%)	142,985	156,286	(9%)
White Pine Copper Refinery
Anodes received	tonnes	20,818	20,181	3%	41,706	41,288	1%
Cathode produced	tonnes	16,621	16,960	(2%)	34,382	33,005	4%
Spent anode produced	tonnes	3,113	3,398	(8%)	6,335	6,452	(2%)
Liberator anode produced	tonnes	545	709	(23%)	1,188	1,357	(12%)
Cathode shipped	tonnes	16,526	16,289	1%	35,208	33,444	5%
Slimes produced	tonnes	50	45	11%	98	93	5%
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	52,069	58,105	(10%)	110,276	116,914	(6%)
Purchased	tonnes	852	—	—	852	—	—
Total	tonnes	52,921	58,105	(9%)	111,128	116,914	(5%)
Zinc Oxide
Domestic zinc consumption	tonnes	9,408	7,094	33%	18,231	14,261	28%
Zinc oxide produced	tonnes	11,488	10,304	11%	22,177	20,645	7%
Metal Produced
From HudBay Mines
Copper	tonnes	11,378	12,407	(8%)	26,474	23,817	11%
Zinc	tonnes	26,229	29,163	(10%)	56,121	58,337	(4%)
Gold	troy oz.	18,482	27,175	(32%)	44,556	52,372	(15%)
Silver	troy oz.	198,867	232,797	(15%)	480,545	447,406	7%
From Purchased Concentrates
Copper	tonnes	5,688	8,653	(34%)	14,278	17,940	(20%)
Zinc	tonnes	425	25	1600%	439	55	698%
Gold	troy oz.	343	365	(6%)	780	942	(17%)
Silver	troy oz.	66,325	106,201	(38%)	174,877	229,887	(24%)
Total Metal Produced
Copper	tonnes	17,066	21,060	(19%)	40,752	41,757	(2%)
Zinc	tonnes	26,654	29,188	(39%)	56,560	58,392	(3%)
Gold	troy oz.	18,825	27,540	(32%)	45,336	53,314	(15%)
Silver	troy oz.	265,192	338,998	(22%)	655,422	677,293	(3%)
Metal Sold[1]
Copper	tonnes	17,218	20,210	(15%)	36,150	40,592	(11%)
Zinc (incl sales to Zochem)	tonnes	19,774	28,465	(31%)	49,946	55,562	(10%)
Gold	troy oz.	25,062	26,520	(5%)	39,908	51,917	(23%)
Silver	troy oz.	354,024	322,231	10%	586,480	653,875	(10%)

1
Excludes inventory changes at CMM.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION